SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

PolyPid Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8001Q126

(CUSIP Number)

Aharon Lukach

c/o Eli Cohen 9, Tel Aviv, Israel, 6963005.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8001Q126	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON Aharon Lukach
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 544,252 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 544,252 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,252 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 239,063 ordinary shares of the Issuer underlying currently exercisable warrants held by the Reporting Person.

(2)	Percentage is based 6,803,478 ordinary shares of the Issuer that were outstanding as of August 27, 2024 (as well as 239,063 additional ordinary shares of the Issuer underlying warrants held by the Reporting Person), based on information contained in the Issuer’s Registration Statement on Form F-3 for, filed with the SEC on August 30, 2024.

CUSIP No. M8001Q126	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer PolyPid Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 18 Hasivim Street Petach Tikva 495376, Israel

Item 2.

(a) (b)	Name of Person Filing Aharon Lukach Address of Principal Business Office or, if None, Residence: Eli Cohen 9, Tel Aviv, Israel, 6963005.

(c)	Citizenship: The Reporting Person is a citizen of the State of Israel.

(d)	Title of Class of Securities Ordinary shares, no par value per share (“Ordinary Shares”).

(e)	CUSIP Number M8001Q126

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

CUSIP No. M8001Q126	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a) (b) Number and percentage of Issuer Ordinary Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Ordinary Shares	Percentage of Class
Aharon Lukach	544,252	7.7%

(a)	Number of shares as to which the Reporting Person has:

	(i)	Sole power to vote or to direct the vote: 544,252
	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 544,252

	(iv)	Shared power to dispose or to direct the disposition of: 0

Based on the Registration Statement on Form F-3 filed by the Issuer on August 30, 2024, there were 6,803,478 Ordinary Shares issued and outstanding as of August 27, 2024.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240. 14a-11.

CUSIP No. M8001Q126	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aharon Lukach

By:	/s/ Aharon Lukach
Date:	December 10, 2024